Exhibit 1

Press Release

RedHill Biopharma to Host Fourth Quarter and Full Year
2020 Financial Results and Operational Highlights Webcast on
March 18, 2021

TEL AVIV, Israel and RALEIGH, NC, March 11, 2020 – RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that it will report its fourth quarter and full year 2020 financial results and operational highlights on Thursday, March 18, 2021.

The Company will host a conference call and webcast on Thursday, March 18, 2021, at 8:30 a.m. EDT, during which it will present key highlights for the full year of 2020, including:

•	Full-year 2020 financial performance;

•	Commercial activities;

•	The ongoing Phase 2/3 studies for COVID-19 with opaganib and RHB-107;

•	The Phase 3 study of RHB-204 as an oral first-line treatment for pulmonary nontuberculous mycobacteria (NTM) disease

The webcast and slides will be broadcast live on the Company's website, https://ir.redhillbio.com/events, and will be available for replay for 30 days.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-877-870-9135; International: +1-646-741-3167 and Israel: +972-3-530-8845; the access code for the call is: 1830718.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults1, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults2, and Aemcolo® for the treatment of travelers’ diarrhea in adults3. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (Yeliva®, ABC294640), a first-in-class SK2 selective inhibitor targeting multiple indications with positive Phase 2 COVID-19 data and an ongoing Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), a serine protease inhibitor in a U.S. Phase 2/3 study as treatment for symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com / https://twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements include statements regarding the intended use of net proceeds from the offering. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.
Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S.: Bryan Gibbs, Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

1 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
2 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
3 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.